09059942

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66700

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HLM Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle Street, Suite 1640
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrance Hennessy (312) 781 - 2111
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

SEC Mail Processing Section

MAR 06 2009

Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Terrance Hennessy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HLM Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

OFFICIAL SEAL
MARIBETH GROBBEL
Notary Public - State of Illinois
My Commission Expires Sep 29, 2012

Maribeth Grobbel
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
HLM Securities, Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of HLM Securities, Inc. as of December 31, 2008 and December 31, 2007, and the related statements of income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HLM Securities, Inc. as of December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 13, 2009

HLM Securities, Inc.

Statement of Financial Condition

Assets	December 31, 2008	December 31, 2007
Cash and cash equivalents	$ 7,811	$ 8,546
Commissions receivable	1,280	3,245
Receivable from non-customer	-	35,000
Total Assets	$ 9,091	$ 46,791

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$ 150	$ 2,670
Unearned revenue	1,345	-
Total Liabilities	1,495	2,670
Stockholders' Equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid in capital	30,770	30,770
Retained earnings (deficit)	(24,174)	12,351
Total Stockholders' Equity	7,596	44,121
Total Liabilities and Stockholders' Equity	$ 9,091	$ 46,791

The accompanying notes are an integral part of these financial statements

HLM Securities, Inc.

Statement of Income

	For the Years Ended December 31, 2008	For the Years Ended December 31, 2007
Revenues		
Commission income	$ 41,346	$ 25,966
Referral fees	20,738	16,143
Interest Income	79	-
Non-operating revenue	-	35,000
Total revenues	62,163	77,109
Operating Expenses		
Commissions	47,265	6,448
Licensing fees	6,390	3,720
Professional fees	18,833	11,145
Office expense	2,348	-
Training and education	69	9,760
Rent expense	16,852	12,220
Other operating expenses	6,931	2,129
Total operating expenses	98,688	45,422
Net Income (Loss)	$ (36,525)	$ 31,687

The accompanying notes are an integral part of these financial statements

HLM Securities, Inc.

Statement of Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance, January 1, 2007	$ 1,000	$ 30,770	$ (19,336)
Net Income			31,687
Balance, December 31, 2007	1,000	30,770	12,351
Net Loss			(36,525)
Balance, December 31, 2008	$ 1,000	$ 30,770	$ (24,174)

The accompanying notes are an integral part of these financial statements

HLM Securities, Inc.

Statement of Cash Flows

	For the Years Ended	
	December 31, 2008	December 31, 2007
Operating Activities		
Net income (loss)	$ (36,525)	$ 31,687
Adjustments to reconcile income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	36,965	(35,325)
Accounts payable	(2,520)	2,670
Unearned revenue	1,345	-
Net Cash Used in Operating Activities	(735)	(968)
Decrease in Cash and Cash Equivalents	(735)	(968)
Cash and Cash Equivalents at Beginning of Year	8,546	9,514
Cash and Cash Equivalents at End of Year	$ 7,811	$ 8,546

The accompanying notes are an integral part of these financial statements.

HLM Securities, Inc.

Notes to Financial Statements
December 31, 2008

Note 1 - Significant Accounting Policies

Description of Business
HLM Securities, Inc. is a fully disclosed registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Revenues are generated from commissions that are received from the sponsors of these various products. Current product sponsors are life insurance companies and a broker dealer located in the United States.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received. If cash is not received on the transaction date, a receivable is recorded.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2008 and 2007.

Note 2 - Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only so there has been no accrual of income taxes.

Note 3 - Related Party Transactions

Terrance and Joseph Hennessy own 100% of Resources Planning Group. They are also 75% owners of HLM Securities, Inc. Resources Planning Group provides office space and general office expenses without recourse as to future repayment. Although there is no requirement to do so, the Company reimbursed Resource Planning Group $16,800 and $12,220 for these costs during 2008 and 2007, respectively.

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2008, the Company had net capital of $7,596, which was $2,596 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 19.7%.

Note 5 – Concentrations

The Company's revenues resulted from only five companies. Income from two of these companies accounted for over 97% of gross revenues in 2008.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2008, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2008 unaudited Focus report and this report. The net effect on net capital was a decrease of $5,323.

Net capital as reported on the unaudited Focus report of December 31, 2008	$	12,919
Decrease in ownership equity		(5,323)
Net Capital as Audited	$	7,596

HLM Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2008

Net Capital		
Member's equity	$	7,596
Less nonallowable assets		-
Net capital before haircuts on security position		7,596
Haircuts on securities		-
Net capital	$	7,596
Aggregate Indebtedness	$	1,495
Net capital required based on aggregate indebtedness	$	100
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	2,596
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	7,447
Percentage of Aggregate Indebtedness to Net Capital		19.7%

KLP
Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
HLM Securities, Inc.

In planning and performing our audit of the financial statements of HLM Securities, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the lack of segregation of duties and related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 13, 2009